

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Thomas C. Staples
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place
Suite 500
Boston, MA 02114

> **Re:** **Winthrop Realty Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-06249**

Dear Mr. Staples:

We have reviewed your response letter dated July 12, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Loan Assets, page 7

1.   We note your response to comment two in our letter dated June 20, 2011. Please confirm that in future Exchange Act periodic reports you will provide the weighted average borrowing costs for all loan assets which were not purchased using cash.

2.   We note your response to comment three in our letter dated June 20, 2011 and that you assess the credit quality of your instruments based on the credit quality of the underlying assets, specifically, the principal amount of the loans relative to the value of the related properties. In future filings please add the ratio of principal to relative value of your loans to your loan assets table. Also please confirm you will include the explanation of management's assessment of credit risk in future Exchange Act periodic reports.

Item 2 – Properties, page 22

3.   We note your response to comment four in our letter dated June 20, 2011. Please confirm that you will provide your average effective rental revenue per square foot on a portfolio basis in future Exchange Act periodic reports.

Operating Properties – Multi-Tenant, page 28

4.   With regard to your response to comment five in our letter dated June 20, 2011, please confirm that you will present in future Exchange Act periodic reports your lease expiration information on a portfolio basis such that it includes your single-tenant properties as well as your multi-tenant properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

5.   We note your response to comment six in our letter dated June 20, 2011 and that you intend to include a more detailed analysis of FFO, NOI and same-store NOI in future filings. Please confirm that you will include actual calculations of these measures in your future Exchange Act periodic reports.

Tenant Concentrations, page 52

6.   With regard to comment nine in our letter dated June 20, 2011, please confirm that you will identify in future Exchange Act periodic reports the individual tenants whose leases represent 10% or more of your base rental revenue and provide the expiration date of those leases.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at 202-551-3657 or Jennifer Gowetski, Attorney Advisor, at 202-551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief